Shares Listed Toronto Stock Exchange Ticker Symbol: ARZ U.S. Registration: Form 20-F (File #0-22672) Email: info@aurizon.com Web Site: www.aurizon.com

THIRD QUARTER REPORT
SEPTEMBER 30, 2005

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Aurizon reports financial results for the third quarter of 2005, which have been prepared on the basis of available information up to November 1, 2005.  Management’s Discussion and Analysis should be read in conjunction with the most recent annual financial statements of the Company.

The third quarter was highlighted by the following activities at the Casa Berardi Project:

•

Receipt of an updated feasibility study from Roscoe Postle Associates Inc.

•

Headframe construction more than 80% complete.

•

Mechanical and electrical hoist installation completed.

•

Shaft slashing and sinking initiated.

•

Underground ramp extended down to the 630 metre level.

•

Mill rehabilitation work initiated.

•

Continued exploration drilling of the West Mine area.

At September 30, 2005, Aurizon had cash and working capital in excess of $15 million and was debt free.

FINANCIAL RESULTS

On May 11, 2005 Aurizon completed the sale of its 50% interest in Sleeping Giant, realizing a gain on sale from the disposition of this asset of $3.95 million.  The Company received its share of gold production up to April 30, 2005, the effective date of the sale.  All environmental liabilities and reclamation costs associated with the operation and ultimate closure of the mine have been assumed by the purchaser.

For accounting purposes, the disposition of Sleeping Giant is considered a discontinued operation.  Consequently, all of the 2005 Sleeping Giant operating results, as well as prior year's results, are presented as a single line on the Statements of Operations and Cash Flow.

In addition, the Balance Sheet has segregated the comparative 2004 Sleeping Giant assets and liabilities from Aurizon's other assets and liabilities.

THIRD QUARTER 2005

Continuing Operations

With the sale of Sleeping Giant, Aurizon does not have any operating mining assets, pending the commencement of commercial production of Casa Berardi anticipated in the fourth quarter of 2006.  Consequently, the Statement of Operations and Cash Flow reflects the ongoing administrative expenditures of the Company, net of royalty and interest income.  Aurizon incurred a net loss from continuing operations of $0.8 million, or ($0.01) cents per share, compared to a net loss of $0.4 million, or $0.00 cents per share, in the third quarter of 2004. Corporate costs increased in the third quarter of 2005 over the same period of 2004 due to increased activity and costs associated with the Casa Berardi project financing and Sarbanes-Oxley related activities.

A net cash outflow associated with the net corporate and administrative costs, mitigated by a reduction of non-cash working capital in the third quarter of 2005, resulted in a net cash outflow from operating activities of $391,000.  In the same period of 2004, cash flow from operating activities provided $108,000.

During the third quarter of 2005, capital expenditures of $11.8 million were incurred, of which $11.6 million was incurred at Casa Berardi for surface infrastructure related to the new shaft, underground development and continued exploration of the West Mine area.  During the same period of 2004, $7.3 million was invested at Casa Berardi.

Financing activities during the third quarter of 2005 totaled $1.4 million which was provided from provincial refundable tax credits.

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2005

NINE MONTHS 2005

Continuing Operations

For the first nine months of 2005, Aurizon incurred a net loss from continuing operations of $0.7 million, or ($0.01) cents per share, compared to a loss of $1.3 million, or ($0.01) cent per share for the same period of 2004.  Excluding the recognition of a $2.06 million flow through tax benefit gain in the first quarter of 2005, Aurizon incurred a net loss of $2.7 million in the first nine months of 2005.

Corporate and administrative costs and changes in non-cash working capital during the first nine months of 2005 resulted in a decrease of cash from continuing operating activities of $1.0 million compared to a decrease of $0.4 million for the same period of 2004.

Year to date 2005, $28 million was invested at Casa Berardi, compared to $18 million for the same period of 2004.  Proceeds from the sale of Sleeping Giant provided $5.2 million in the second quarter of 2005.

Year to date 2005, financing activities total $27.4 million, of which $24 million was provided by equity financings, $0.6 million from the exercise of incentive stock options and $2.8 million from provincial refundable tax credits.

Discontinued Operations

Operating losses at Sleeping Giant in the first quarter of 2005 together with one month’s operating earnings and the gain on sale of the mine in the second quarter, have resulted in net earnings from discontinued operations of $3.8 million in the first nine months of 2005, compared to earnings of $0.5 million in the same period of 2004.

For the first nine months of 2005, Sleeping Giant consumed $0.2 million cash compared to cash inflows of $0.5 million in 2004.

Combined Operations

On a combined basis, Aurizon earned $3.1 million or three cents per share in the first nine months of 2005, compared to a loss of $0.8 million or one cent per share in 2004.

CASA BERARDI

At the end of September 2005, Aurizon received an updated feasibility study prepared by Roscoe Postle Associates Inc. integrating the results from the January 2005 feasibility study, based on reserves above the 700 metre level, and the January 2005 resources below 700 metres in Zone 113. The updated feasibility study anticipates average annual gold production of 175,000 ounces for more than 6 years at a total cash cost of US$219 per ounce.  Total recovered gold production is forecast at 1,092,000 ounces.  Using a Canadian gold price of $500 per ounce (US$415 at a 1.20 exchange rate), the study estimated an internal rate of return of 23%.  The study noted that there is good potential for further conversion of mineral resources to mineral reserves.

As of September 30, 2005, the majority of the surface construction is complete and remains on budget. The hoist installation is complete and fully commissioned.  The headframe construction of the main structure is complete.  Cladding of the upper part of the headframe, electrical installation and interior construction are in progress.  Shaft sinking commenced on schedule at the end of the quarter.

Mill rehabilitation was initiated during the third quarter of 2005, focusing on the crushing and grinding circuits.

During the third quarter, more than 1,000 metres of underground development was completed. The Zone 113 service ramp is down to the 630 metre level and work has commenced to extend the Lower Inter Zone access ramp.  Development remains on schedule for commercial production to commence in the fourth quarter of 2006.

Infill drilling of Zone 115 in the third quarter provided encouraging results, including 15.6 grams/tonne over 26.9 metres and 14 grams/tonne over 13.5 metres. This narrow, flat lying zone is located less than 250 metres from the planned production shaft at the 550 metre level.  This zone remains open to the east and a mineral resource estimate of this zone and Zone 109 is in progress.  The exploration track drift at the 550 metre level has been extended 758 metres in 2005 to permit further exploration and in-fill drilling of the lower portion of Zone 113 and Zones 118-122 situated east of Zone 113.  Three drill rigs are currently active in this area.

OUTLOOK

The majority of the surface infrastructure required for the West Mine shaft is now complete, on budget and on schedule.  The shaft slashing and sinking commenced in late September 2005 and is expected to take twelve months to complete down to its 790 metre depth.

Underground development is also progressing on schedule, with the objective of having three months of production ore in inventory for start-up by late 2006.

An equity and debt financing will be required to complete the pre-production work necessary to bring Casa Berardi to commercial production, to fund contingent collateral accounts required by the project banks, and for general corporate purposes. BNP Paribas has been awarded an exclusive mandate to arrange and underwrite a debt financing facility of up to $75 million.

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2005

Common Shares (TSX – ARZ/AMEX – AZK)
	September 30,	December 31,
	2005	2004

Issued	118,791,298	103,421,522
Fully-diluted	120,543,798	111,306,392
Weighted average	113,741,595	100,577,055

As at November 1, 2005, the issued and fully diluted shares of the Company were 118,791,298 and 120,543,798, respectively.

Aurizon is a Canadian-based gold exploration company, with activities in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions.  Aurizon has recently completed a positive Feasibility Study on its’ one hundred percent (100%) owned Casa Berardi Project.  Pre-production construction is currently underway and production at the Project is anticipated to commence in late 2006.  Casa Berardi is accessible by road, has mining permits in place and is on the Hydro Quebec power grid.  Aurizon shares trade on the Toronto Stock Exchange under the symbol “ARZ” and on the American Stock Exchange under the symbol “AZK”.

Summary of Quarterly Results:
	3rd Quarter 2005	2nd Quarter 2005	1st Quarter 2005	4th Quarter 2004	3rd Quarter 2004	2nd Quarter 2004	1st Quarter 2004	4th Quarter 2003
Revenue	$209,058	$233,323	$134,574	$227,520	$179,587	$205,593	$224,460	$253,783
Net Earnings (Loss) from continuing operations	($794,404)	($1,265,074)	$1,373,098	($4,880,193)	($402,697)	($582,591)	($353,435)	($1,021,369)
Net Earnings (Loss)	($794,404)	$2,740,190	$1,153,359	($4,898,827)	($272,678)	($228,190)	($296,191)	($90,662)
Earnings (Loss) per share from continuing operations – basic and diluted	($0.01)	($0.01)	$0.01	($0.05)	($0.00)	($0.01)	($0.00)	($0.01)
Earnings (Loss) per share – basic and diluted	($0.01)	$0.02	$0.01	($0.05)	($0.00)	($0.00)	($0.00)	($0.00)

AURIZON MINES LTD.
Suite 900 - 510 Burrard Street, Vancouver, British Columbia  Canada  V6C 3A8
For further information, contact David P. Hall, President or Ian S. Walton, Chief Financial Officer,
at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

This report contains “forward-looking statements”, including, but not limited to, statements regarding the Company’s expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates.  Forward-looking statements express, as at the date of this report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon’s Revised Initial Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Ontario and Quebec, and in Aurizon’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission, and with the Toronto Stock Exchange.  These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2005

Aurizon Mines Ltd.
Consolidated Balance Sheets (unaudited)  -  as at

	September 30	December 31
	2005	2004
	$	$
ASSETS CURRENT		As Restated (Note 3)
Cash and cash equivalents	15,811,489	12,065,681
Accounts receivable	3,625,527	2,850,841
Refundable tax credits	-	1,105,684
Prepaids	1,245,960	586,644
Supplies inventory	763,349	786,048
Current assets of discontinued operation (Note 4)	-	743,994
	21,446,325	18,138,892
REFUNDABLE TAX CREDITS	780,000	-
RECLAMATION DEPOSITS	106,771	106,771
PROPERTY, PLANT & EQUIPMENT	16,683,854	9,480,250
MINERAL PROPERTIES	72,267,789	53,773,864
NON-CURRENT ASSETS OF DISCONTINUED OPERATION (Note 4)	-	4,651,464
TOTAL ASSETS	111,284,739	86,151,241
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	5,906,594	3,570,693
Current liabilities of discontinued operation (Note 4)	-	2,325,597
	5,906,594	5,896,290
ASSET RETIREMENT OBLIGATIONS	1,445,413	1,363,597
FUTURE INCOME TAX LIABILITIES	3,924,974	2,587,974
NON-CURRENT LIABILITIES OF DISCONTINUED OPERATION (Note 4)	-	2,298,421
TOTAL LIABILITIES	11,276,981	12,146,282
SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 5) Common shares issued – 118,791,298 (2004 – 103,421,522)	154,343,340	131,762,523
CONTRIBUTED SURPLUS	742,943	742,943
STOCK BASED COMPENSATION	773,594	450,757
DEFICIT	(55,852,119)	(58,951,264)
TOTAL SHAREHOLDERS’ EQUITY	100,007,758	74,004,959
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	111,284,739	86,151,241

    The attached notes form an integral part of these consolidated financial statements

Approved on behalf of the Board,

Robert Normand,

Brian Moorhouse,

Director, Chairman of the Audit Committee

                Director

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2005

Aurizon Mines Ltd.
Consolidated Statements of Operations and Deficit (unaudited)

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004
	$	$	$	$
		As restated		As restated
		(Note 3)		(Note 3)
Revenue
Royalty and other income	209,058	179,587	576,955	596,013

Expenses
Administrative and general costs	725,601	480,883	2,516,394	1,774,754
Stock based compensation (Note 5(c))	-	33,000	322,837	33,000
Gain on sale of property, plant and equipment	-	(24,261)	(115,112)	(91,611)
Foreign exchange (gain) loss	70,439	9,177	131,372	(62,122)
Capital taxes	156,501	72,649	363,974	241,646
	952,541	571,448	3,219,465	1,895,667
LOSS FOR THE PERIOD BEFORE THE FOLLOWING	(743,483)	(391,861)	(2,642,510)	(1,299,654)
INCOME TAX EXPENSE	(50,921)	(10,836)	(98,870)	(39,069)
TAX BENEFITS NOT PREVIOUSLY RECOGNIZED (Note 3)	-	-	2,055,000	-
LOSS FROM CONTINUING OPERATIONS	(794,404)	(402,697)	(686,380)	(1,338,723)
NET EARNINGS FROM DISCONTINUED OPERATION (Note 4)	-	130,019	3,785,525	541,664
NET EARNINGS (LOSS) FOR THE PERIOD	(794,404)	(272,678)	3,099,145	(797,059)
DEFICIT – BEGINNING OF PERIOD	(55,057,715)	(53,779,760)	(58,951,264)	(53,255,379)
DEFICIT – END OF PERIOD	(55,852,119)	(54,052,438)	(55,852,119)	(54,052,438)
EARNINGS (LOSS) PER SHARE – Basic and diluted	(0.01)	0.00	0.03	(0.01)
LOSS PER SHARE FROM CONTINUING OPERATIONS – Basic and diluted	(0.01)	0.00	(0.01)	(0.01)
Weighted average number of common shares outstanding	118,791,298	102,446,603	113,741,595	97,769,003

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2005

Aurizon Mines Ltd.

Consolidated Statements of Cash Flow (unaudited)

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004
	$	$	$	$
		As restated		As restated
		(Note 3)		(Note 3)
OPERATING ACTIVITIES
Loss for the period from continuing operations	(794,404)	(402,697)	(686,380)	(1,338,723)
Add (deduct) items not requiring an outlay of cash:
Depreciation	28,796	20,641	63,754	63,670
Unrealized foreign exchange (gain) loss	-	29,700	-	-
Gain on sale of property, plant & equipment	-	(24,261)	(115,112)	(91,611)
Stock based compensation	-	33,000	322,837	33,000
Tax benefits not previously recognized	-	-	(2,055,000)	-
Cash flow from operations	(765,608)	(343,617)	(2,469,901)	(1,333,664)
Decrease (increase) in non-cash working capital items	374,236	451,491	1,492,773	940,917
	(391,372)	107,874	(977,128)	(392,747)
INVESTING ACTIVITIES
Property, plant & equipment	(2,190,479)	(30,988)	(7,332,236)	(341,044)
Reclamation deposits	-	-	-	(59,517)
Mineral properties	(9,592,983)	(7,316,901)	(20,438,940)	(17,964,243)
Proceeds from sale of Sleeping Giant (Note 4)	-	-	5,201,649	-
Proceeds on disposal of property, plant & equipment	-	70,330	180,000	253,330
	(11,783,462)	(7,277,559)	(22,389,527)	(18,111,474)
FINANCING ACTIVITIES
Refundable tax credits	1,396,350	-	1,396,350	-
Mining duties	-	-	1,390,091	243,587
Issuance of shares	-	-	24,635,817	8,922,548
	1,396,350	-	27,422,258	9,166,135
INCREASE (DECREASE) IN CASH FROM CONTINUING OPERATIONS	(10,778,484)	(7,169,685)	4,055,603	(9,338,086)
INCREASE (DECREASE) IN CASH FROM DISCONTINUED OPERATION (Note 4)	-	1,091,482	(182,268)	526,503
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(10,778,484)	(6,078,203)	3,873,335	(8,811,583)
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	26,589,973	24,347,459	11,938,154	27,080,839
CASH AND CASH EQUIVALENTS – END OF PERIOD	15,811,489	18,269,256	15,811,489	18,269,256

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2005

Notes to Consolidated Financial Statements (unaudited)
(all figures in Canadian dollars)

1.

Basis of Presentation

The accompanying unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those outlined in the Company’s audited financial statements for the year ended December 31, 2004.  These notes do not include all of the information and disclosures required by Canadian generally accepted accounting principles for annual financial statements.  These interim financial statements should be read in conjunction with the most recent annual financial statements of the Company.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

2.

Casa Berardi Project

An equity and debt financing will be required to complete the pre-production work necessary to bring Casa Berardi to commercial production, to fund contingent collateral accounts required by the project banks, and for general corporate purposes.  BNP Paribas has been awarded an exclusive mandate to arrange and underwrite a debt financing facility of up to $75 million.

3.

Income Taxes

Effective March 31, 2004, the Company has adopted a new CICA Accounting Standard, EIC 146, in respect of flow through shares.  Under this Standard, a future income tax liability must be recognized, and the shareholders’ equity reduced, on the date that the Company renounces the tax credits associated with  flow through expenditures, provided that there is reasonable assurance that the expenditures will be made.

A company with future income tax assets that it has not recognized in previous years as a result of applying the “more likely than not” test, thereby recording a valuation allowance, must recognize the previously unrecorded future income tax assets to the extent of the future income tax liability recognized on remuneration of the flow through tax credits.

The net effect of the adoption of this Standard has resulted in the recognition of tax benefits not previously recognized in the statements of operations of $2,055,000 and a corresponding reduction in shareholders’ equity.

4.

Disposition of Sleeping Giant Mine

On May 11, 2005, the Company completed the sale of its 50% interest in the Sleeping Giant Mine for net proceeds of $4,984,336.  The Company recorded an after-tax gain of $3,954,907 on the transaction.  All environmental liabilities and reclamation costs associated with the operation and ultimate closure of the mine have been assumed by the purchaser.

For accounting purposes, the disposition of Sleeping Giant is considered a discontinued operation and its results for 2005 and comparative years are presented as a single line item on the Statements of Operations and Cash Flow.

The gain on sale, statements of operations, and cash flow from Sleeping Giant are as follows:

a)

Gain on Sale:

Total Consideration		$4,984,336

Less:
Net assets disposed of
Cash overdraft	($217,312)
Working capital	(1,484,013)
Reclamation deposits	1,097,530
Property, plant and equipment	614,004
Mineral properties	3,350,800
Asset retirement obligations	(1,587,287)
Other long term liabilities	(744,293)	1,029,429
Gain on sale		$3,954,907

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2005

4.

    Disposition of Sleeping Giant Mine (Continued)

b)

Earnings from discontinued operation:

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004
	$	$	$	$

Revenues	-	4,244,144	5,218,178	12,821,015
Operating costs	-	(3,171,239)	(4,912,706)	(9,553,883)
Depreciation and depletion	-	(919,173)	(441,695)	(2,654,328)
Accretion	-	(23,713)	(33,159)	(71,140)
Net earnings (loss)	-	130,019	(169,382)	541,664
Gain on sale	-	-	3,954,907	-
Net earnings (loss) from discontinued operation	-	130,019	3,785,525	541,664

c)

Cash flow from discontinued operation:

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004
	$	$	$	$

Operating activities	-	2,205,850	335,408	3,744,936
Investing activities	-	(1,114,368)	(852,568)	(3,427,546)
Financing activities	-	-	334,892	209,113
Net increase (decrease) in cash	-	1,091,482	(182,268)	526,503

5.

  Share Capital

a) Private Placement

On March 31, 2005, the Company completed a private placement of 7,805,555 flow through common shares at a price of $1.80 per share and 3,638,888 common shares at a price of $1.50 per share, resulting in gross proceeds of $19,508,331.

On April 21, 2005, the Company issued a further 2,750,000 flow through common shares at a price of $1.80 per share and 583,333 common shares at a price of $1.50 per share for gross proceeds of $5,825,000.  At September 30, 2005 the Company has a commitment to incur $19 million of eligible flow through expenditures at Casa Berardi prior to December 31, 2006.

b)

Warrants

As at September 30, 2005, all previously outstanding warrants had expired.

AURIZON MINES LTD.
THIRD QUARTER REPORT
SEPTEMBER 30, 2005

5.

    Share Capital (Continued)

c)

Incentive Stock Options

During the second quarter of 2005, incentive stock options were granted to officers, directors and employees to purchase up to 805,000 shares at an exercise price of $1.50 per share.  The exercise price of the incentive stock options was fixed at a 26% premium over the prevailing market price of the shares at the date of grant.

The fair value of the options granted was estimated as $0.40 per share option on the date of grant based on the Black-Scholes option-pricing model with the following weighted average assumptions:

2005
Expected volatility	57%
Risk-free interest rate	3.22%
Expected lives	3 Years
Dividend yield	Nil

Accordingly, the Company recorded a stock based compensation expense of $322,837 relating to these options.

The status of stock options granted to officers, directors and employees as at September 30, 2005 and the changes during the periods ended is presented below:

	Three months ended September 30, 2005		Nine months ended September 30, 2005
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of period	1,752,500	$1.75	1,584,500	$1.57
Granted	-	-	805,000	$1.50
Exercised	-	-	(592,000)	$1.00
Expired	-	-	(45,000)	$1.00
Outstanding at end of period	1,752,500	$1.75	1,752,500	$1.75

6.

Commitments

As at September 30, 2005, the Company has contractual obligations in respect of construction and development activities at Casa Berardi totaling $30 million, of which $11 million is due in the fourth quarter of 2005, and the balance due in 2006.